Filed Pursuant to Rule 433
Dated April 24, 2006
Registration No. 333-131763
Free Writing Prospectus Dated April 24, 2006
RAM Holdings Ltd.
13,111,576 Common Shares
          On April 24, 2006, the issuer, RAM Holdings Ltd., filed Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-131763) to update certain disclosures that had been provided in its Preliminary Prospectus dated April 7, 2006. The following summarizes the disclosures in the prospectus included in Amendment No. 3 that did not appear in, or updates the disclosures in, the Preliminary Prospectus. This Free Writing Prospectus should be read together with the Preliminary Prospectus. References below to “we”, “us” or “our” are used in the manner described in the Preliminary Prospectus.
PROSPECTUS SUMMARY
Recent Developments — Preliminary Results for the Quarter ended March 31, 2006
          We currently expect to report net income of $6.4 million to $7.0 million for the three months ended March 31, 2006. Net income for the first quarter of 2006 will include approximately $1.4 million of expenses associated with our offering-related activities. Gross written premiums are expected to be approximately $14.5 million for the quarter and earned premiums are expected to be between $10.6 million and $10.8 million.
          Our shareholders’ equity as of March 31, 2006 is currently expected to be $321.0 million to $322.0 million, which on a pro forma basis after giving effect to (i) the issuance of our common shares (at an assumed initial offering price of $15.00 per common share, the midpoint of the range set forth on the cover page of the Preliminary Prospectus and after deducting the estimated underwriting discount and estimated offering expenses payable by us and assuming that the underwriters do not exercise their over-allotment option), (ii) the application of the estimated net proceeds therefrom, and (iii) the transactions described under “Reorganization Transactions” in the Preliminary Prospectus, would be $12.38 to $12.42 per share. The range for pro forma shareholders’ equity would be $12.3 million higher if the impact of FASB Statement of Financial Accounting Standards No. 115, or FAS 115, is excluded.
          The preceding financial information contains forward-looking statements relating to our results of operations for the three months ended March 31, 2006 and our financial condition as of that date. Our actual results could differ from these forward-looking statements. In particular, all of our primary insurers have not reported their first quarter results to us, and, accordingly, the expected financial results described above may not fully reflect any losses or reserves that may be ceded to us by our primary insurers. Any such ceded losses or reserves beyond our current estimates would have the effect of decreasing our reported net income and any such decrease could be material. Other factors that could cause our actual results to differ from these forward-looking statements include the possibility of accounting adjustments resulting from our usual quarter-end accounting and review procedures and the other factors described under “Forward-Looking Statements” in the Preliminary Prospectus.

BUSINESS
Risk Management — Watch List
          On page 62 of the Preliminary Prospectus, we revised the first sentence of the second paragraph under the Section “Risk Management — Watch List” to reflect that as of December 31, 2005, our watch list consisted of 142 credits, comprising aggregate par amount outstanding of $348.8 million. As a result of the change in the aggregate par amount outstanding of our watch list from $344.8 million to $348.8 million, the table on page 62 which sets forth the number and par amount of the credits in each watch list category was adjusted accordingly.
COMBINED FINANCIAL STATEMENTS
Notes to Combined Financial Statements
Note 2. Significant Accounting Policies
(i)	Stock compensation plans
          On page F-12 of the Preliminary Prospectus, we revised the last sentence of the first paragraph of Section (i) of Note 2 to the Combined Financial Statements to state, “RAM Re will continue to account for awards granted prior to December 15, 2005 under APB 25, using the intrinsic value method.”
Note 10. Loss and Loss Expense Reserve
          On page F-20 of the Preliminary Prospectus, we supplemented our disclosure by adding the following to the end of the second paragraph of Note 10 to the Combined Financial Statements:
When a case reserve is established, the exposure relating to that case reserve is removed from the calculation of the unallocated reserve. Furthermore, a portion of the unallocated reserve may be transferred to case reserves. The amount of reserves transferred from unallocated to case reserves in each circumstance is based on management’s updated best estimate of total reserves in light of case reserve activity and long term expectations of ultimate losses. As outlined in Note 2(f), the Company has guidelines to limit the reduction in unallocated reserves in connection with the establishment of case reserves. No transfer from unallocated to case reserves was made in 2005, based on management’s evaluation of the total reserves required at December 31, 2005.
          The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the applicable prospectus if you request it by calling toll-free in the United States 1-866-500-5408.
          The most recent registration statement (including a prospectus) can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1352713/000095012306004992/y17244a3sv1za.htm